                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. ________ ) /*/


                             Union Electric Company
                            ------------------------
                                (Name of Issuer)
                         Common Stock, $5.00 par value
                        ---------------------------------
                         (Title of Class of Securities)
                                   906548102
                               -----------------
                                 (CUSIP Number)

                              William A. Koertner
                     Vice President - Finance and Secretary
                              CIPSCO Incorporated
                             607 East Adams Street
                          Springfield, Illinois  62739
                                  217-523-3600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                             Robert A. Yolles, Esq.
                           Jones, Day, Reavis & Pogue
                                 77 West Wacker
                         Chicago, Illinois  60601-1692
                                  312-782-3939

                                August 11, 1995
     ---------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1
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CUSIP NO.   906548102    Schedule 13D

  1       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          CIPSCO Incorporated
          I.R.S. Identification No. 37-1260920

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)

  3       SEC USE ONLY


  4       SOURCE OF FUNDS*

          WC/OO

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Illinois

                          7  SOLE VOTING  POWER

                             6,983,533/+/

  NUMBER OF                8  SHARED VOTING  POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY
    EACH                   9  SOLE DISPOSITIVE  POWER
 REPORTING
PERSON WITH                   6,983,533/+/

                          10  SHARED DISPOSITIVE  POWER

                              0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,983,533/+/

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.8%

14        TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING  OUT!

 +Beneficial ownership disclaimed with respect to 6,983,233 shares.
                               See Item 5 below.

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ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the common stock, par value $5.00 per share (the "Company Common Stock"), of Union Electric Company, a Missouri corporation (the "Company"). The principal executive offices of the Company are located at 1901 Chouteau Avenue, St. Louis, Missouri 63166.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) - (c)   This statement is being filed by CIPSCO Incorporated, an
Illinois corporation ("CIPSCO"). The principal executive offices of CIPSCO are located at 607 East Adams Street, Springfield, Illinois 62739.

    CIPSCO is an exempt public utility holding company under the Public
Utility Holding Company Act of 1935, as amended ("PUHCA"). CIPSCO's business is conducted primarily through two first-tier subsidiaries, Central Illinois Public Service Company, an Illinois corporation ("CIPS"), and CIPSCO Investment Company, an Illinois corporation ("CIC"). CIPS is a public utility operating company engaged in the generation, transmission, distribution and sale of electricity, and the distribution and sale of natural gas, in portions of central and southern Illinois. CIC is a non-utility subsidiary that manages non-utility investments. CIPSCO uses the properties and employees of CIPS to conduct its business and reimburses CIPS for such use. Each of CIPSCO's officers is also an officer of CIPS.

    Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning the executive officers and directors of CIPSCO. If no address is given for any officer or director, that person's business address is CIPSCO Incorporated, 607 East Adams Street, Springfield, Illinois 62739.


                                          Present Principal Occupation
         Name                               or Employment and Address
         ----                             ----------------------------

Clifford L. Greenwalt    Director of CIPSCO; President and Chief Executive
                         Officer of CIPSCO and CIPS

William A. Koertner      Vice President - Finance and Secretary of CIPSCO and
                         CIPS

Craig D. Nelson          Treasurer, Assistant Secretary and Assistant Controller
                         of CIPSCO and Treasurer and Assistant Secretary of CIPS

Lynda E. Marlett         Controller, Chief Accounting Officer and Assistant
                         Treasurer of CIPSCO and Controller and Chief Accounting
                         Officer of CIPS

William J. Alley         Director of CIPSCO; Retired Chairman of the Board of
                         Directors and Chief Executive Officer of American
                         Brands, Inc. Six Landmark Square, Suite 400, Stamford,
                         Connecticut 06901

John L. Heath            Director of CIPSCO; Retired Chairman of the Board of
                         Directors and President of L.S. Heath & Sons, Inc.
                         6003 N. Elizabeth Place, Paradise Valley, Arizona 85253

Robert W. Jackson        Director of CIPSCO; Retired Senior Vice President and
                         Secretary of CIPSCO and CIPS 1305 Southern Hills Lane,
                         Springfield, Illinois 62704

Gordon R. Lohman         Director of CIPSCO; President and Chief Executive
                         Officer of AMSTED Industries Incorporated 205 North
                         Michigan Avenue, 44th Floor, Chicago, Illinois 60601

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Richard A. Lumpkin       Director of CIPSCO; Chairman of the Board of Directors
                         and Chief Executive Officer of Consolidated
                         Communications Inc. 121 South 17th Street, Mattoon, Illinois 61938

Hanne M. Merriman        Director of CIPSCO; Principal in Hanne Merriman
                         Associates 655 15th Street, N.W., Suite 300, Washington
                         D.C. 20005

Thomas L. Shade          Director of CIPSCO; Retired Chairman of the Board of
                         Directors and Chief Executive Officer of Moorman Mfg.
                         Route 1, Box 105, Quincy, Illinois 62301-9739

James W. Wogsland        Director of CIPSCO; Retired Vice Chairman of the Board
                         of Directors of Caterpillar, Inc. 9675 Easy Street,
                         Hayden Lake, Idaho 83835


    (d) During the last five years, neither CIPSCO nor, to the best of CIPSCO's knowledge, any of the individuals identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, neither CIPSCO nor, to the best of CIPSCO's knowledge, any of the individuals identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the individuals identified in this Item 2 are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Concurrent with entering into the Merger Agreement (as defined in Item 4 below), CIPSCO was granted the Option (as defined in Item 4 below). None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event that the Option becomes exercisable and CIPSCO wishes to purchase for cash the Company Common Stock subject thereto, CIPSCO will fund the exercise price from working capital or through other sources, which could include borrowings.

ITEM 4.  PURPOSE OF TRANSACTION.

    CIPSCO, the Company, Arch Holding Corp., a Missouri corporation 50% owned by each of CIPSCO and the Company ("Holdings"), and Arch Merger Inc., a Missouri corporation and a wholly owned subsidiary of Holdings ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of August 11, 1995 (the "Merger Agreement"), which provides for a strategic business combination involving CIPSCO and the Company (the "Transaction"). The Transaction is expected to close shortly after all of the conditions to the consummation of the Transaction, including obtaining applicable shareholder and regulatory approvals, are satisfied or else waived. The process of obtaining shareholder and regulatory approvals is expected to take approximately 12 to 18 months.

    In the Transaction, Holdings, a newly formed holding company that will be registered under PUHCA, will become the parent of both CIPS and the Company. Holdings is expected to be renamed prior to consummation of the Transaction.

    The Merger Agreement is incorporated herein by reference to Exhibit 2(a) to CIPSCO's Quarterly Report on Form 10-Q/A, Amendment No. 1, for the quarter ended June 30, 1995, which was filed with the Securities and Exchange Commission (the "SEC") on August 15, 1995. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

    Under the terms of the Merger Agreement, CIPSCO will be merged with and into Holdings, with Holdings as the surviving corporation and Merger Sub will be merged with and into the Company, with the Company as the

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surviving corporation (such transactions being referred to as, the "Mergers").
As a result of the Mergers, (i) each share of common stock, without par value, of CIPSCO ("CIPSCO Common Stock") (including shares with respect to which dissenters' rights are perfected under applicable state laws, but excluding shares owned as treasury stock or otherwise directly or indirectly owned by CIPSCO, the Company, or any of their respective subsidiaries, which shares will be cancelled) will be converted into the right to receive 1.03 shares of common stock, par value $.01 per share, of Holdings ("Holdings Common Stock") (or cash in lieu of fractional shares otherwise deliverable in respect thereof), (ii) each outstanding share of Company Common Stock (other than shares with respect to which dissenters' rights are perfected under applicable state laws, and other than shares owned as treasury stock or otherwise directly or indirectly owned by CIPSCO, the Company, or any of their respective wholly owned subsidiaries, which shares will be cancelled) will be converted into the right to receive one share of Holdings Common Stock, and (iii) each outstanding share of preferred stock, without par value, of the Company (other than shares with respect to which dissenters' rights have been perfected under applicable state laws, and other than shares owned as treasury stock or otherwise directly or indirectly owned by CIPSCO, the Company, or any of their respective wholly owned subsidiaries, which shares will be cancelled) will remain outstanding and unchanged.

    As of the date of the Merger Agreement, there were 34,069,542 shares of CIPSCO Common Stock outstanding and 102,123,834 shares of Company Common Stock outstanding. Based on such capitalization, the Transaction would result in the common shareholders of CIPSCO owning approximately 25.6% of the common equity of Holdings and the common shareholders of the Company owning approximately 74.4% of the common equity of Holdings. The outstanding shares of preferred stock of CIPS will remain outstanding and be unchanged in the Transaction and will continue to represent preferred stock of CIPS. The outstanding shares of preferred stock of the Company will remain outstanding and be unchanged in the transaction and will continue to represent preferred stock of the surviving corporation in the merger between the Company and Merger Sub.

    The Transaction is subject to customary closing conditions, including, without limitation, the receipt of required shareholder approvals of CIPSCO and the Company; and the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including approvals of state utility regulators in Illinois and Missouri, the approval of the Federal Energy Regulatory Commission, the SEC, the Nuclear Regulatory Commission, and the filing of the requisite notification with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the applicable waiting period thereunder. The Transaction is also subject to receipt of opinions of counsel that the Transaction will qualify as a tax-free reorganization, and of assurances from the parties' independent accountants that the Transaction will qualify as a pooling of interests for accounting purposes. In addition, the transaction is conditioned upon the effectiveness of a registration statement to be filed by Holdings with the SEC with respect to the shares of Holdings Common Stock to be issued in the Transaction and the approval for listing of such shares on the New York Stock Exchange. Shareholder meetings to vote upon the transaction will be convened as soon as practicable and are expected to be held by the end of the fourth quarter of 1995.

    The Merger Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending the consummation of the Transaction. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase dividends on common stock beyond specified levels, and may not issue any capital stock beyond certain limits. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits, and affiliate transactions.

    The Merger Agreement provides that, after the effectiveness of the Mergers (the "Effective Time"), the corporate headquarters and principal executive offices of Holdings will be located in St. Louis, Missouri. Holdings' Board of Directors will consist of a total of 15 directors, 10 of whom will be designated prior to the Effective Time by the Company and 5 of whom will be designated prior to the Effective Time by CIPSCO. At the Effective Time, Mr. Charles W. Mueller, the current President and Chief Executive Officer of the Company, will serve as Chairman of the Board of Directors and Chief Executive Officer of Holdings, and Mr. Clifford L. Greenwalt, the current President and Chief Executive Officer of CIPSCO, will serve as Vice Chairman of the Board of Directors of Holdings.

    The Merger Agreement may be terminated under certain circumstances, including (1) by mutual consent of the parties; (2) by any party if the Transaction is not consummated by August 11, 1997 (provided, however, that

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such termination date shall be extended to February 11, 1998 if all conditions to closing the Transaction, other than the receipt of certain consents and/or statutory approvals by any of the parties, have been satisfied by August 11,
1997); (3) by any party if either CIPSCO's or the Company's shareholders vote against the Transaction or if any state or federal law or court order prohibits the Transaction; (4) by a non-breaching party if there exist breaches of any representations or warranties contained in the Merger Agreement as of the date thereof, which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which is not cured within 20 days after notice; (5) by a non-breaching party if there occur breaches of specified covenants or material breaches of any covenant or agreement (including those contained in the Stock Option Agreements (as hereinafter defined)), which are not cured within 20 days after notice; (6) by either party if the Board of Directors of the other party shall withdraw or adversely modify its recommendation of the Transaction or shall approve any competing transaction;
(7) by either party, under certain circumstances, as a result of a third-party tender offer or business combination proposal which such party, pursuant to the fiduciary duties of its Board of Directors, is, in the opinion of such party's counsel and after the other party has first been given an opportunity to make concessions and adjustments in the terms of the Merger Agreement, required to accept or; (8) by either party if a third party acquires securities representing greater than 50% of the voting power of the outstanding voting securities of the other party or if individuals who as of the date of the Merger Agreement constitute the Board of Directors of such other party (or replacements nominated and/or elected by a majority of such directors) cease for any reason to constitute a majority of the Board of Directors of such party then in office.

    The Merger Agreement provides that if a breach described in clause (4) or
(5) of the previous paragraph occurs, then, if such breach is not willful, the non-breaching party is entitled to reimbursement of its out-of-pocket expenses, not to exceed $10 million. In the event of a willful breach, the non-breaching party will be entitled to its out-of-pocket expenses (which shall not be limited to $10 million) and any remedies it may have at law or in equity, provided that if, at the time of the breaching party's willful breach, there has been a third party tender offer or business combination proposal which has not been rejected by the breaching party and withdrawn by the third party, and within two and one-half years of any termination by the non-breaching party, the breaching party accepts an offer to consummate or consummates a business combination with such third party, then such breaching party, upon the signing of a definitive agreement relating to such a business combination, or, if no such agreement is signed then at the closing of such business combination, will pay to the non-breaching party an additional fee equal to $30 million. The Merger Agreement also requires payment of a termination fee of $30 million (and reimbursement of out-of-pocket expenses) by one party (the "Payor") to the other in certain circumstances, if (i) the Merger Agreement is terminated (x) as a result of the acceptance by the Payor of a third-party tender offer or business combination proposal, (y) following a failure of the shareholders of the Payor to grant their approval to the Transaction or (z) as a result of the Payor's material failure to convene a shareholder meeting, distribute proxy materials and, subject to its Board of Directors' fiduciary duties, recommend the Transaction to its shareholders; and (ii) at the time of such termination or prior to the meeting of such party's shareholders there shall have been a third-party tender offer or business combination proposal which shall not have been rejected by the Payor and withdrawn by such third party; and (iii) within two and one-half years of any such termination described in clause (i) above, the Payor accepts an offer to consummate or consummates a business combination with such third party. Such termination fee and out-of-pocket expenses referred to in the previous sentence shall be paid upon the signing of a definitive agreement between the Payor and the third party, or, if no such agreement is signed, then at the closing of such third-party business combination. The termination fee and expenses payable under these provisions and the aggregate amount which could be payable by either CIPSCO or the Company upon a required purchase of the option granted pursuant to the Stock Option Agreements (as defined below) may not exceed $50 million in the aggregate.

    It is anticipated that Holdings will adopt the Company's dividend payment level adjusted for the exchange ratio. The Merger Agreement provides that the Articles of Incorporation and the Bylaws of Holdings will be amended in a manner to be agreed upon between CIPSCO and the Company.

    Concurrently with entering into the Merger Agreement, CIPSCO and the Company entered into stock option agreements pursuant to which, for no additional consideration, (i) the Company granted to CIPSCO an irrevocable option to purchase under certain circumstances up to 6,983,233 shares of Company Common Stock (which equals approximately 6.8% of the number of

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shares of Company Common Stock outstanding on August 11, 1995) (the "Company
Stock Option Agreement"), and (ii) CIPSCO granted to the Company an irrevocable option to purchase under certain circumstances up 6,779,838 shares of CIPSCO Common Stock (which equals approximately 19.9% of the number of shares of CIPSCO Common Stock outstanding on August 11, 1995) (the "CIPSCO Stock Option Agreement" and, together with the Company Stock Option Agreement, the "Stock Option Agreements"). Under the Company Stock Option Agreement, the Company granted CIPSCO an irrevocable option to purchase (the "Option") up to 6,983,233 shares (subject to adjustment for changes in capitalization) of Company Common Stock at an exercise price of $35.94 per share if the Merger Agreement becomes terminable under certain circumstances by CIPSCO. The exercise price is payable, at CIPSCO's election, in cash or shares of CIPSCO Common Stock. If the Option becomes exercisable, CIPSCO may request the Company to repurchase from CIPSCO all or any portion of the Option (or if the Option is exercised, to repurchase from CIPSCO all or any portion of the acquired shares of Company Common Stock) at the price specified in the Company Stock Option Agreement.

    Each party to the Stock Option Agreements agreed to vote, prior to August 11, 2000, any shares of the capital stock of the other party acquired pursuant to the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareholders of such other party for and against such matter in the same proportion as the vote of all other shareholders of such other party is voted for and against such matter.

    The Stock Option Agreements provide that, prior to August 11, 2000, neither party may sell, assign, pledge or otherwise dispose of or transfer the shares it acquires pursuant to the Stock Option Agreements (collectively, the "Restricted Shares") except as specifically provided for in the Stock Option Agreements. In addition to the repurchase rights mentioned above, subsequent to the termination of the Merger Agreement, the parties have the right to have such shares of the other party registered under the Securities Act of 1933 for sale in a public offering, unless the issuer of the shares elects to repurchase them at their then market value. The Stock Option Agreements also provide that, following the termination of the Merger Agreement, either party may sell any Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

    The Stock Option Agreements are incorporated herein by reference to Exhibits 10(a) and 10(b) of CIPSCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995. The description of the Stock Option Agreements set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Stock Option Agreements.

    Pursuant to a Confidentiality Agreement dated as of June 21, 1995 between CIPSCO and the Company (the "Confidentiality Agreement"), the parties thereto have agreed, among other things, that for a period of two years from the date of the Confidentiality Agreement (the "Restricted Period"), except as specifically requested by the other party to the Confidentiality Agreement, neither party will propose or enter into or agree to enter into, directly or indirectly, (i) any form of business combination, acquisition or other transaction relating to the other party or (ii) any form of restructuring, recapitalization or similar transaction with respect to the other party. In addition, pursuant to the Confidentiality Agreement, CIPSCO and the Company have agreed that, during the Restricted Period, except as specifically requested by the other party to the Confidentiality Agreement, neither party will, singly or with any other person or directly or indirectly, (1) acquire, or offer, propose or agree to acquire any voting securities of the other party, (2) make or participate in any solicitation of proxies with respect to such voting securities, (3) become a participant in any election contest with respect to the other party, (4) seek to influence any person with respect to the voting or disposition of any such voting securities, (5) demand a copy of the other party's list of stockholders or its other books and records, (6) participate in or encourage the formation of any partnership, syndicate or other group that owns or seeks or offers to acquire beneficial ownership of any such voting securities or that seeks to affect control of the other party or for the purpose of circumventing any provision of the Confidentiality Agreement or (7) otherwise act (including by providing financing for another person) to seek or to offer to control or influence, in any manner, the management, Board of Directors or policies of the other party, provided, however, that the foregoing restrictions will cease to be binding as to a party if the other party becomes the subject of an Acquisition Proposal (as hereinafter defined) from an entity not a party to the Confidentiality Agreement. In addition, subject to certain exceptions, until such time as a party has told the other party in writing that discussions with respect to the Transaction have terminated, neither party to the Confidentiality Agreement nor its representatives will (a) initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer to acquire all or any material part of the business and properties or capital stock of such party, whether by merger, purchase of assets, tender offer or otherwise (an "Acquisition Proposal"), or initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting or initiating any Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, an Acquisition Proposal, or (c) initiate, encourage or solicit, directly or indirectly, the making of any proposal or offer to acquire all or any material part of the business and properties or capital stock of

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any person or group (other than the other party) engaged in a business that is competitive with the business of either party, whether by merger, purchase of assets, tender offer or otherwise. The Confidentiality Agreement is filed as an Exhibit to this Schedule 13D and is incorporated herein by reference. The description of the Confidentiality Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Confidentiality Agreement.

    Except as set forth in this Item 4, the Merger Agreement or the Company Stock Option Agreement, neither CIPSCO nor, to the best of CIPSCO's knowledge, any of the individuals identified in Item 2, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) By reason of its execution of the Company Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, CIPSCO may be deemed to have sole voting and dispositive power with respect to the Company Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 6,983,233 shares of Company Common Stock, or approximately 6.8% of the Company Common Stock outstanding on August 11, 1995, assuming exercise of the Option. However, CIPSCO expressly disclaims any beneficial ownership of the 6,983,233 shares of Company Common Stock which are obtainable by CIPSCO upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof. Furthermore, even if events did occur which rendered the Option exercisable, CIPSCO believes it would be a practical impossibility to obtain the regulatory approvals necessary to acquire shares of Company Common Stock pursuant to the Option within 60 days.

    In addition to the shares of Company Common Stock that CIPSCO may be deemed to beneficially own by virtue of the Option, CIPSCO beneficially owns 300 shares of Company Common Stock held by CIC. As a result of the Merger Agreement, such 300 shares of Company Common Stock will be cancelled if still held by CIC on the Effective Date. Counting such additional 300 shares, CIPSCO may be deemed to have sole voting and dispositive power and, accordingly, may be deemed to beneficially own an aggregate of 6,983,533 shares of Company Common Stock, or 6.8% of the Company Common Stock outstanding on August 11, 1995. CIPSCO also beneficially owns 7,000 shares of $7.44 series preferred stock of the Company held through CIC. All of the shares of the Company's securities held through CIC are held for general investment purposes.

    Except as set forth above, neither CIPSCO nor, to the best of CIPSCO's knowledge, any of the individuals identified in Item 2, owns any Company Common Stock.

    (c) Except as set forth above, neither CIPSCO nor, to the best of Union Electric's knowledge, any of the individuals identified in Item 2, has effected any transaction in the Company Common Stock during the past 60 days.

    (d) Except as set forth above and so long as CIPSCO has not purchased the Company Common Stock subject to the Option, CIPSCO does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Company Common Stock.

    (e)  Inapplicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Mergers, including certain customary restrictions relating to the Company Common Stock. Except as provided in the Merger Agreement, the Company Stock Option Agreement or the Confidentiality Agreement, or as set forth herein, neither CIPSCO nor, to the best of CIPSCO's knowledge, any of the individuals identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  Description
-------  -----------

  1 Agreement and Plan of Merger, dated as of August 11, 1995, by and among Union Electric Company, CIPSCO Incorporated, Arch Holding Corp. and Arch Merger Inc. (Incorporated by reference to Exhibit 2(a) to CIPSCO's Quarterly Report on Form 10-Q/A, Amendment No. 1, for the quarter ended June 30, 1995 (Commission File No. 1-10628).)

  2 Stock Option Agreement, dated as of August 11, 1995, by and between CIPSCO Incorporated and Union Electric Company. (Incorporated by reference to Exhibit 10(a) to CIPSCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-10628).)

  3 Stock Option Agreement, dated as of August 11, 1995, by and between Union Electric Company and CIPSCO Incorporated. (Incorporated by reference to Exhibit 10(b) to CIPSCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-10628).)

  4 Press Release, dated as of August 14, 1995, related to the transactions between Union Electric Company and CIPSCO Incorporated. (Incorporated by reference to Exhibit 99(a) to CIPSCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-10628).)

  5 Confidentiality Agreement, dated as of June 21, 1995, between Union Electric Company and CIPSCO Incorporated.

                                   SIGNATURE


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 21, 1995       CIPSCO INCORPORATED



                             By:    /s/ W. A. Koertner
                                 -------------------------------
                             Name:  W. A. Koertner
                             Title: Vice President and Secretary

                               Index to Exhibits
                               -----------------



Exhibit  Description
-------  -----------

  1 Agreement and Plan of Merger, dated as of August 11, 1995, by and among Union Electric Company, CIPSCO Incorporated, Arch Holding Corp. and Arch Merger Inc. (Incorporated by reference to Exhibit 2(a) to CIPSCO's Quarterly Report on Form 10-Q/A, Amendment No. 1, for the quarter ended June 30, 1995 (Commission File No. 1-10628).)

  2 Stock Option Agreement, dated as of August 11, 1995, by and between CIPSCO Incorporated and Union Electric Company. (Incorporated by reference to Exhibit 10(a) to CIPSCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-10628).)

  3 Stock Option Agreement, dated as of August 11, 1995, by and between Union Electric Company and CIPSCO Incorporated. (Incorporated by reference to Exhibit 10(b) to CIPSCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-10628).)

  4 Press Release, dated as of August 14, 1995, related to the transactions between Union Electric Company and CIPSCO Incorporated. (Incorporated by reference to Exhibit 99(a) to CIPSCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (Commission File No. 1-10628).)

  5 Confidentiality Agreement, dated as of June 21, 1995, between Union Electric Company and CIPSCO Incorporated.